
15005555

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549


SEC
RECEIVED
FEB 13 2015
WASH, D.C.
194
SECTION

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2014
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2014, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
IDR	350,000,000,000	7.25	100.8785	2-Oct-2014	17-July-2017
INR	2,000,000,000	6.00	101.8275	8-Oct-2014	5-Sep-2017
USD	500,000,000	1.25	99.911	8-Oct-2014	16-Jan-2018
GBP	100,000,000	1.25	99.618	16-Oct-2014	15-Dec-2017
IDR	250,000,000,000	7.35	99.37	16-Oct-2014	12-Sep-2018
BRL	140,000,000	8.58	99.970	16-Oct-2014	16-Oct-2017
USD	5,000,000	Callable Step-Rate	100.00	17-Oct-2014	17-Oct-2019
USD	300,000,000	Floating Rate	100.00	17-Oct-2014	15-Oct-2017
INR	1,250,000,000	6.00	101.6845	22-Oct-2014	5-Sep-2017
CAD	300,000,000	1.875	99.684	23-Oct-2014	20-Mar-2020
INR	3,000,000,000	6.10	100.24	28-Oct-2014	2-Sep-2016
IDR	130,000,000,000	6.40	100.00	30-Oct-2014	30-Oct-2018
USD	500,000,000	1.25	100.549	5-Nov-2014	16-Jan-2018
USD	200,000,000	Floating Rate	99.971	7-Nov-2014	15-Oct-2017
AUD	100,000,000	4.75	107.486	14-Nov-2014	27-Aug-2024
IDR	900,000,000,000	7.20	100.00	14-Nov-2014	14-Nov-2017
BRL	50,000,000	10.25	101.378	18-Nov-2014	18-May-2018
NZD	10,000,000	6.00	105.584	24-Nov-2014	15-Dec-2017
INR	275,000,000	4.60	100.00	26-Nov-2014	27-Nov-2019
BRL	50,000,000	Zero Coupon	52.97	26-Nov-2014	26-Nov-2021
AUD	100,000,000	3.50	101.372	26-Nov-2014	26-Sep-2017
BRL	15,500,000	8.66	100.00	28-Nov-2014	1-Dec-2017
USD	300,000,000	Floating Rate	100.00	26-Nov-2014	26-Nov-2018

ORDINARY CAPITAL
December 31, 2014

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2014
(Expressed in thousands of United States dollars)

Assets		
Cash		$ 535,397
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 22,967,947	
Time deposits and other obligations of banks	4,049,749	
Asset- and mortgage- backed and corporate securities	877,517	27,895,213
Loans outstanding (1)		
Total loans approved, less cancellations	216,849,195	
Less:		
Principal collected	(109,638,206)	
Writte offs	(129,795)	
Loans sold	(895,366)	
Undisbursed balance	(31,600,559)	
	74,585,269	
Allowance for loan losses	(370,250)	74,215,019
Accrued interest and other charges		
On investments	53,846	
On loans	424,697	
On swaps, net	331,417	809,960
Currency and interest rate swaps		
Investments	136,333	
Loans	307,786	
Borrowings	2,365,802	
Others	51,016	2,860,937
Other Assets		
Property, improvements and equipment, at cost	717,399	
Less accumulated depreciation & amortization	(339,621)	
	377,778	
Miscellaneous	104,458	482,236
Total assets		$ 106,798,762

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2014
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 77,423,396	
Unamortized discount		(2,485,737)	
Bond fair value adjustments		1,696,184	
		76,633,843	
Short term borrowings, net		674,978	$ 77,308,821
Currency and interest rate swaps			
Investments		40,872	
Loans		876,183	
Borrowings		1,742,660	
Others		8,313	2,668,028
Amounts payable to maintain value of currency holdings			50,550
Other liabilities			
Payable for investment securities purchased		668,607	
Payable for cash collateral received		397,795	
Due to IDB Grant Facility		501,472	
Accrued interest on borrowings		491,768	
Liabilities under retirement benefit plans		515,084	
Undisbursed Special programs		244,551	
Other liabilities		255,010	3,074,287
Total liabilities			83,101,686
Equity			
Capital stock			
Subscribed - 11,958,339 shares		144,258,614	
Less callable portion		(138,901,316)	
Paid-in		5,357,298	
Capital subscriptions receivable		(84,545)	
Receivable from members			
Non-negotiable, non-interest bearing demand obligations	$ (71,792)		
Non-negotiable, non-interest bearing term obligations	(173,418)		
Amounts required to maintain value of currency holdings	(943)	(246,153)	
General reserve		15,581,439	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	911,066		
Accumulated SFAS 158 adjustments	(487,529)	423,537	23,697,076
Total liabilities and equity			$ 106,798,762

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2014
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2014	2013	2014	2013
Income				
From loans				
- Interest, after swaps	$ 141,220	$ 138,131	$ 1,658,510	$ 1,767,716
- Credit commissions	4,790	4,693	59,710	57,882
- Fees from non-sovereign-guaranteed and emergency lending	1,098	2,038	22,522	32,204
	147,108	144,862	1,740,742	1,857,802
From investments, after swaps				
- Interest	7,368	5,357	73,714	61,680
- Net gain (loss)	(5,500)	(4,400)	39,900	152,900
	1,868	957	113,614	214,580
Other interest income	3,425	3,998	43,724	187,370
From other sources	(18,470)	(15,668)	45,874	24,649
Total income	133,931	134,149	1,943,954	2,284,401
Expenses				
Borrowing expenses	28,549	32,493	397,762	400,492
Administrative expenses	95,463	98,506	668,353	812,650
Special programs	20,900	34,645	107,452	130,601
Provision for loan and guarantee losses	43,001	27,870	118,645	58,528
Total expenses	187,913	193,514	1,292,212	1,402,271
Income before Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Govenors approved transfers	(53,982)	(59,365)	651,742	882,130
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(22,095)	42,986	95,994	626,129
Board of Governors approved transfers	-	-	(200,000)	(200,000)
Net income (loss)	(76,077)	(16,379)	547,736	1,308,259
General reserve, beginning of period	15,657,516	15,050,082	15,033,703	13,725,444
General reserve, end of period	$ 15,581,439	$ 15,033,703	$ 15,581,439	$ 15,033,703

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2014
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2014	2013	2014	2013
Net income (loss)	$ (76,077)	$ (16,379)	$ 547,736	$ 1,308,259
Other comprehensive income:				
Translation adjustments	-	3,298	-	(1,135)
Recognition of changes in assets/liabilities under retirement benefits plans	(749,897)	1,401,112	(749,897)	1,506,981
Total other comprehensive income	(749,897)	1,404,410	(749,897)	1,505,846
Comprehensive income (loss)	$ (825,974)	$ 1,388,031	$ (202,161)	$ 2,814,105

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2014
(Expressed in thousands of United States dollars)

	2014	2013
Cash flows from lending and investing activities		
Lending:		
Loan disbursements	$ (9,423,054)	$ (10,558,205)
Loan collections	5,213,410	8,462,203
Net cash used in lending activities	(4,209,644)	(2,096,002)
Purchase of property	(48,601)	(37,808)
Miscellaneous assets and liabilities	(31,229)	17,708
Net cash used in lending and investing activities	(4,289,474)	(2,116,102)
Cash flows from financing activities		
Medium- and long- term borrowings:		
Proceeds from issuance	20,928,310	15,763,212
Repayments	(11,194,867)	(7,966,263)
Short term borrowings, net	20,800	(186,300)
Cash collateral received	169,289	(576,819)
Collections of capital subscriptions	314,729	305,603
Collections of receivable from members	16,178	15,964
Payments of maintanance of value to members	-	(7,726)
Net cash provided by financing activities	10,254,439	7,347,671
Cash flows from operating activities		
Gross purchases of trading investments	(56,975,414)	(48,845,800)
Gross proceeds from sale or maturity of trading investments	50,426,376	42,407,228
Loan income collections, after swaps	1,737,620	1,843,012
Interest and other costs of borrowings, after swaps	(485,846)	(635,869)
Income from investments	252,717	46,074
Other interest income	44,127	190,218
Other income	49,631	43,553
Administrative expenses	(663,820)	(670,342)
Transfers to the IDB Grant Facility	(133,655)	(116,642)
Special programs	(102,326)	(92,893)
Net cash used in operating activities	(5,850,590)	(5,831,461)
Effect of exchange rate fluctuations on Cash	386	(252)
Net increase (decrease) in Cash	114,761	(600,144)
Cash, beginning of period	420,636	1,020,780
Cash, end of period	$ 535,397	$ 420,636

	2014	2013
Reconciliation of Net income to net cash used in operating activities:		
Net income	$ 547,736	$ 1,308,259
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(3,123)	(14,789)
Income from investments	170,104	(124,806)
Other interest income	403	2,848
Other income	3,753	18,902
Interest and other costs of borrowings, after swaps	(88,084)	(235,377)
Administrative expenses, including depreciation	4,537	142,309
Special programs	5,126	37,709
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(95,994)	(626,130)
Transfers to the IDB Grant Facility	66,345	83,358
Net increase in trading investments	(6,549,038)	(6,438,572)
Net unrealized gains on trading investments	(31,000)	(43,700)
Provision for loan and guarantee losses	118,645	58,528
Net cash used in operating activities	$ (5,850,590)	$ (5,831,461)

	2014	2013
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (130,761)	$ 42,240
Loans outstanding and related swaps	(8,683)	32,623
Borrowings and related swaps	(110,781)	57,640